UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-27

(Amendment No.     )*

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30050B101	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON UPMC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,726,172(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,726,172(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,726,172
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.5%(2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The board of directors of UPMC has voting and dispositive power over the shares of Class A Common Stock held by UPMC. The members of such board of directors disclaim beneficial ownership with respect to such shares.

(2)	Based on 41,475,498 shares of Class A Common Stock outstanding as of November 5, 2015 (the “Outstanding Class A Shares”) as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015 (the “Third Quarter Form 10-Q”). The total voting power represented by these shares as of December 31, 2015 was 25.0%, based on the sum of the Outstanding Class A Shares and 17,524,596 shares of Class B Common Stock outstanding as of November 5, 2015 as disclosed in the Third Quarter Form 10-Q.

CUSIP NO. 30050B101	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer.

Evolent Health, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

800 N. Glebe Road, Suite 500
Arlington, VA 22203

Item 2.

(a)	Name of Person Filing.

UPMC

(b)	Address of Principal Business Office or, if none, Residence.

200 Lothrop Street
Pittsburgh, PA 15213

(c)	Citizenship.

Pennsylvania

(d)	Title of Class of Securities.

Class A Common Stock, $0.01 par value

(e)	CUSIP Number.

30050B101

Item 3. If this statement is filed pursuant to §240. 13d-1(b), or §240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned.

See Item 9 on cover page.

(b)	Percent of Class.

See Item 11 on cover page.

CUSIP NO. 30050B101	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Person has entered into a Stockholders Agreement, dated as of June 4, 2015 (as supplemented and amended, the “Stockholders Agreement”), with certain other holders (the “Holders”) of Class A Common Stock, Class B Common Stock and Class B Common Units of the Issuer (collectively, the “Common Equity”). Because of the relationship between the Reporting Person and the Holders as a result of the Stockholders Agreement, the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Common Equity held in the aggregate by the Holders. The Reporting Person disclaims beneficial ownership of the Common Equity held by the Holders.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP NO. 30050B101	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2016

UPMC

By:	/s/ W. Thomas McGough, Jr.

Name:	W. Thomas McGough, Jr.
Title:	Chief Legal Officer